UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 147th MEETING OF THE AUDIT AND CONTROL

COMMITTEE OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14th, 2022

1. DATE, TIME AND VENUE: On December 14, 2022, at 04:00 p.m., held remotely as provided for in Article 46, sole paragraph of the Internal Rules of the Board of Directors and of the Technical and Advisory Committees ("Rules") of Telefônica Brasil S.A. ("Company").

2. CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. Present all the members of the Audit and Control Committee of the Company ("Committee"), i.e.: Sr. José Maria Del Rey Osorio, Chairman of the Committee; Sr. Juan Carlos Ros Brugueras, Director and Sr. Alfredo Arahuetes García, Director. Also present at the meeting was the Company's Corporate and Corporate Affairs Director, Mrs. Nathalia Pereira Leite, as Secretary of the Meeting.

3. PRESIDING BOARD: José Maria Del Rey Osorio – Chairman of the Meeting; Nathalia Pereira Leite – Meeting Secretary.

4. AGENDA AND RESOLUTION: the meeting’s purpose was to discuss and deliberate on the incorporation, by the Company, of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”), a specific purpose company acquired from Oi S.A. – Under Judicial Recovery on April 20, 2022 (“Garliava”), currently being held in its entirety by the Company (“Incorporation”).

It was also reported that through the Incorporation, the intention is to simplify the corporate structure of the Company, to eliminate the overlap of authorizations for exploring the SMP service, to standardize the services provided by the companies involved, and also to concentrate activities concerning the provision of personal mobile telecommunications services in a single entity, the Company, from the Effective Date (as defined below), as well as generate synergies through the optimization of operational costs and the efficient allocation of investments due to the integration of incorporated assets.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 147th MEETING OF THE AUDIT AND CONTROL

COMMITTEE OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14th, 2022

It is recorded that the Incorporation depends on obtaining the prior consent of ANATEL and the conclusion of operational procedures related to systemic parameterization. In view of this, the effectiveness of the assembler resolution will be conditional on the resolution of the Board of Directors, at a meeting to be held especially for this purpose, to verify the occurrence of such conditions, when, then, the Incorporation will become effective ("Date of Effectiveness").

Below, the documents related to the proposed Incorporation were submitted for analysis and appreciation by the members:

(i) The valuation report of Garliava’s shareholders equity, evaluated based on its book value on October 31, 2022, at R$84,165,098.62 (eighty-four million, one hundred sixty-five thousand, ninety-eight reais and sixty-two cents), prepared by the specialized appraisal company PriceWaterhouseCoopers Auditores Independentes Ltda., registered with the CNPJ No. 61.562.112/0001-20, for the purposes of the incorporation of Garliava’s shareholders’ equity by the Company (“Appraisal Report”); and

(ii) The draft of the Protocol and Instrument of Incorporation Justification, to be signed between the managements of Garliava and the Company, having as purpose the Incorporation (“Incorporation Protocol”).

In addition, the members of this Committee were informed about the need to call an Extraordinary General Meeting of the Company's shareholders to deliberate on the Incorporation, a topic that will be submitted to the Board of Directors.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 147th MEETING OF THE AUDIT AND CONTROL

COMMITTEE OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14th, 2022

It was clarified that such documents were submitted to the Fiscal Council for its opinion and will also be submitted to the Company's Board of Directors for resolution.

The members of the Committee, having analyzed such documents, unanimously decided to recommend to the Board of Directors the approval of the presented Incorporation, together with the respective documents listed above.

5. CLOSING: There being no further matters to discuss, the Chairman of the Committee stated that the meeting was adjourned, and these minutes were drawn up.

São Paulo, December 14, 2022.

_______________________________	_______________________________
José Maria Del Rey Osorio Chairman of the Audit and Control Committee	Alfredo Arahuetes García

_______________________________	____________________________________
Juan Carlos Ros Brugueras	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 16, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director